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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                                SEC FILE 33-75806


                           NOTIFICATION OF LATE FILING

                                                            CUSIP NUMBER

                                   (Check One)

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

          For Period Ended: December 31, 1997 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:__________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

     Full Name of Registrant:  Capitol Queen & Casino, Inc.

     Former Name if Applicable:  Not Applicable

     740 South Decatur Boulevard
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     Address of Principal Executive Office (Street and Number):

     Las Vegas, Nevada  89107
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     City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion therof could not be filed within the prescribed period.

      The Company's affiliate, Arizona Charlie's, Inc., is engaged in the preparation of a disclosure statement to be filed with the U.S. Bankruptcy Court on or before February 17, 1998. As a result of the timing required for filing the disclosure statement and the limited human resources available to the Company, the Form 10-Q and the disclosure statement could not be simultaneously completed without unreasonable effort. The disclosure statement will address a complete and meaningful disclosure of Arizona Charlie's, Inc. plans in regard to its current bankruptcy status. The Form 10-Q, when filed, will provide disclosure related to the filed disclosure statement.

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

             Jerry Griffis         (702)               258-5156
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              (Name)             (Area Code)      (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X]  Yes     [ ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ]  Yes     [X]  No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Capitol Queen & Casino, Inc.
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                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





    Date: February 17, 1998              By:/s/Bruce F. Becker
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                                           Bruce F. Becker
                                           President